U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-34661

LIANLUO SMART LIMITED

Room 2108, 21st Floor

China Railway Construction Building

No. 20 Shijingshan Road, Beijing, 100040

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

  Form 20-F ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Receipt of Notification Letter

In connection with the previously announced resignation of Mingwei Zhang as an independent director, Lianluo Smart Limited (the “Company”) has received a notification letter dated August 21, 2018 (the “Nasdaq Letter”) from the Listing Qualifications department of the Nasdaq Stock Market (“Nasdaq”) indicating that the Company failed to comply with Nasdaq’s independent director and audit committee requirements as set forth in Listing Rule 5605.

Listing Rule 5605(b)(1) requires that a majority of the Company’s Board of Directors be comprised of independent directors. Listing Rule 5605(c)(2)(A) requires that the Company’s Audit Committee be comprised of at least three members, each of whom are independent.

Upon Mr. Mingwei Zhang’s resignation, the Company’s Audit Committee was comprised of two independent members. Further, following Mr. Mingwei Zhang’s resignation, the Company’s Board of Directors consisted of 4 members, two of whom are independent.

Under Listing Rules, the Company will be provided a cure period in order to regain compliance as follows: until the earlier of the Company’s next annual shareholders’ meeting or August 2, 2019; or if the next annual shareholders’ meeting is held before January 29, 2019, then the Company must evidence compliance no later than January 29, 2019.

On August 23, the Company’s Board of Directors appointed Xiaogang Tong to serve as an independent member of the Company’s Board of Directors to fill the vacant seat resulting from the resignation of Mingwei Zhang, and to serve on the Company’s Audit Committee, nominating committee and compensation committee.

Appointment of Independent Director

On August 23, the Company’s Board of Directors appointed Xiaogang Tong to serve as an independent member of the Company’s Board of Directors to fill the vacant seat resulting from the resignation of Mingwei Zhang, and to serve on the Company’s Audit Committee, nominating committee and compensation committee. The Company’s Board of Directors has determined that Xiaogang Tong qualifies as an audit committee financial expert in accordance with applicable Nasdaq Capital Market standards. Biographical information in respect of Xiaogang Tong is attached hereto as Exhibit 99.1.

Press Release

On August 24, the Company issued a press release announcing its receipt of the Nasdaq Letter and the appointment of independent director. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Exhibits

Exhibit 99.1 — Biographical information of Xiaogang Tong
Exhibit 99.2 — Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIANLUO SMART LIMITED

August 24, 2018	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

2